Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on June 16, 2026, which were all completed through open market purchases.

Tether International, S.A. de C.V.:

June 16, 2026	56,749	7.7482
June 17, 2026	111,805	7.8481
June 18, 2026	62,498	7.4514
June 22, 2026	72,100	7.2213
June 23, 2026	61,507	6.9911
June 24, 2026	62,301	6.6130
June 25, 2026	56,562	6.8574
June 26, 2026	77,656	7.3488
June 29, 2026	77,040	7.4610
June 30, 2026	55,102	7.5983
July 1, 2026	52,900	7.7356
July 6, 2026	31,176	7.4984
July 8, 2026	25,352	6.6496
July 9, 2026	39,542	6.9657
July 10, 2026	63,748	7.1423
July 13, 2026	42,757	7.0180
July 14, 2026	79,018	7.3335
July 15, 2026	70,345	7.3891